United States securities and exchange commission logo





                     June 14, 2024

       Nicholas Woodman
       Chief Executive Officer
       GoPro, Inc.
       3025 Clearview Way
       San Mateo, California

                                                        Re: GoPro, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-36514

       Dear Nicholas Woodman :

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Industrial Applications and

                     Services